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                                                Filed pursuant to Rule 424(b)(3)
                                                Registration No. 333-65872

This supplement to the prospectus dated November 16, 2001 of microHelix, Inc. is filed pursuant to Rule 424(b)(3) and sets forth the additional disclosure regarding specific investment requirements being provided to investors in Arizona, California and Oregon.

     Notice to Arizona investors: Each purchaser of units in Arizona must satisfy either of the following conditions: (1) minimum of $100,000, or $150,000 when combined with spouse, in gross income during 2000 and a reasonable expectation that the purchaser will have such income in 2001, or (2) minimum net worth of $250,000, or $300,000 when combined with spouse, exclusive of home, home furnishings and automobiles, with the investment not exceeding 10% of the net worth of the purchaser, together with spouse, if applicable.

     Notice to California investors: Each purchaser of units in California must meet either of the following suitability standards: (1) gross annual income of at least $50,000 and a minimum net worth of $75,000, exclusive of home, home furnishings and automobile, or (2) a minimum net worth, exclusive of home, home furnishings and automobile, of at least $150,000. In either case, the investment in the Units must not exceed 10 percent of the purchaser's net worth.

     Notice to Oregon investors:  Each purchaser of units in Oregon must have
(1) a net worth of at least $150,000, exclusive of home, furnishings and automobiles, or (2) a net worth of at least $65,000, exclusive of home, furnishings and automobiles, and an adjusted gross income of at least $65,000.